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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding the ScottishPower Employee Trust 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 4, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

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Scottish Power plc

ScottishPower Employee Trust

Scottish Power plc (“the Company”) was advised, on 3 June 2004, by Hill Samuel Offshore Trust Company Limited, the trustee of the ScottishPower Employee Trust 2001 (“the Trust”) of the purchase on 2 June 2004 of 6,505,949 ordinary shares in the Company at an average price of 393.9955 pence per ordinary share, for the purpose of satisfying the exercise of options granted under the ScottishPower Executive Share Option Plan 2001 and Awards granted under the ScottishPower Long Term Incentive Plan. Following this latest purchase, the total number of Shares held in trust is 25,820,136.

The Trust is a discretionary trust under which all employees of the ScottishPower group are potential beneficiaries. Each of the Executive Directors of the Company is, for Companies Act purposes, regarded as interested in all the ordinary shares in the Company (“Shares”) held by the Trust. Despite the technical interest in all the Shares held in the Trust, each Executive Director will only be entitled to receive from the Trust the number of Shares to which he or she is entitled on exercise of any option or Award granted to him or her under the Company’s employee share plans.

Enquiries:

Colin McSeveny,	Group Media Relations Manager	0141 636 4515
Alan McCulloch,	Assistant Company Secretary	0169 839 6414